UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) __**January 23, 2004**__

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code __**(330) 253-5592**__

(Former name or former address, if changed since last report)

Item 5. **Other Events and Regulation FD Disclosure**

On January 23, 2004, the Registrant issued a press release announcing the date of the fourth quarter and fiscal 2003 earnings release. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7. **Financial Statements and Exhibits**
   (c)   Exhibits
        99.1   Press release of Company dated January 23, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Myers Industries, Inc
(Registrant)

DATE January 23, 2004   **By: /s/ Gregory J Stodnick**
                                   Gregory J Stodnick
                                   Vice President-Finance
                                   Financial Officer (Duly Authorized
                                   officer and Principal Financial
                                   and Accounting Officer